ZOETIS INC.

100 Campus Drive

Florham Park, New Jersey 07932

September 20, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form S-4 (File No. 333-191170)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Zoetis Inc., a Delaware corporation (the “Registrant”), requests that the effective date of the Registration Statement on Form S-4 (File No. 333-191170), filed by the Registrant on September 13, 2013, be accelerated by the Securities and Exchange Commission (the “Commission”) to September 24, 2013 at 4:00 p.m. New York Time or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Stacy J. Kanter of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3497 and that such effectiveness also be confirmed in writing.

Securities and Exchange Commission

September 20, 2013

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Very truly yours,

ZOETIS INC.

By:	/s/ Heidi C. Chen
Name:	Heidi C. Chen
Title:	Executive Vice President, General Counsel and Corporate Secretary